

September 25, 2012

Via U.S. Mail
Alicia Itzel Rivera Tristan
President, Boomer Ventures Inc.
Posada del Rey, Via Italia
Punta Paitilla
Ciudad de Panamá
Republica de Panamá

>   **Re: Boomer Ventures Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 17, 2012**
>   **File No. 333-183938**

Dear Ms. Tristan:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note that your document does not include the exhibits required by Form S-1 and Item 601 of Regulation S-K including, but not limited to, the articles of incorporation and bylaws, and the legality opinion. Refer to Item 601 (b)(3) and (b)(5), respectively. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

>   Sincerely,
>
>   /s/ Maryse Mills-Apenteng
>
>   Maryse Mills-Apenteng
>   Special Counsel

cc: Via Facsimile
       Dave Wong
       Catalyst Capital Group Inc.